EXHIBIT 99.1

Quantum Biopharma Ltd. Now Trading on Upstream Under QNTM

TORONTO, ON / ACCESSWIRE / January 14, 2025 / Quantum BioPharma Ltd. (NASDAQ:QNTM)(CSE:QNTM)(FRA: 0K91)(Upstream: QNTM) ("Quantum BioPharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, will become available Tuesday, January 14 at 10:00am EST under the ticker symbol ‘QNTM' on Upstream, a MERJ Exchange market and global securities trading app. The dual listing on Upstream works to provide international investors around the world with streamlined access to Quantum shares using just an app. Quantum will continue to trade on the Nasdaq, Canadian Securities Exchange and Frankfurt exchanges.

Investors outside the U.S. can now deposit or trade Quantum securities by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up, and completing a simple KYC identity verification. Then, investors may either deposit their Quantum shares, or fund their account with credit, debit, PayPal, USD, or USDC to buy Quantum shares. Note, U.S. persons may not deposit, buy, or sell securities on Upstream. Trading will commence when an existing shareholder places an offer for sale on Upstream establishing the first trade.

Details on the Quantum listing and deposit and trading instructions can be found at https://www.quantumbiopharma.com/investors. The Upstream market is open 7 days a week 20 hours a day, Monday to Sunday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST). Traders on Upstream's smart-contract powered market will experience real-time trading and settlement, and a transparent orderbook which does not permit common market manipulations.

Existing global (non-U.S.) shareholders may transfer their shares by opening Upstream, tapping Investor, Manage Securities, Deposit Securities, then entering the ticker symbol and the number of shares to deposit, and tapping Submit. Next, shareholders enter the brokerage firm name and brokerage account number and tap Submit. Finally, they tap Add E-Signature, sign their name on the screen using their finger, tap Done, and then tap Sign. Shareholders will receive via email an executed deposit form to submit to their current brokerage firm to initiate a withdrawal to the transfer agent. Shareholders will receive a push notification once the shares are deposited and available for trading on Upstream.

"We are excited to dual list on Upstream's next generation marketplace," says Zeeshan Saeed, CEO of Quantum. "We are adding new value and liquidity to our shareholders while expanding our company and mission to a modern, global investor-base."

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About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. ("Celly Nutrition"), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

About Upstream

Upstream, a MERJ Exchange market (https://merj.exchange/), is a global securities trading app. Powered by Horizon's proprietary, transparency-first, matching engine, Upstream allows investors outside of the U.S. to trade securities using just an app. For more information, please visit https://upstream.exchange/. Upstream is currently accepting applications to dual list at https://upstream.exchange/getlisted.

Disclaimers

U.S. persons may not deposit, buy, or sell securities on Upstream.

This communication shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted. All orders for sale are non-solicited by Upstream and a user's decision to trade securities must be based on their own investment judgment.

Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, a National Numbering Agency, and a member of ANNA. MERJ is regulated in the Seychelles by the Financial Services Authority, https://fsaseychelles.sc/, an associate member of the International Association of Securities Commissions (IOSCO). MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agree to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development-stage companies. U.S. persons may not deposit, buy, or sell securities on Upstream. There can be no assurance the valuation of any particular company's securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.

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Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (833) 571-1811

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

Contact Information

Zeeshan Saeed

Founder, CEO and Executive Co-Chairman of the Board

zsaeed@quantumbiopharma.com

1-833-571-1811

SOURCE: Quantum BioPharma Ltd.

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